FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 3, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated November 2, 2009

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO PROVIDES UPDATE ON CONSTRUCTION PREPARATION
AND EXPLORATION AT ITS TWANGIZA GOLD PROJECT

Toronto, November 2, 2009 - Banro Corporation (“Banro” or the “Company”) (NYSE AMEX - “BAA”; TSX - “BAA”) is pleased to provide the following update on developments at its wholly-owned Twangiza gold project in the Democratic Republic of the Congo (the “DRC”).

Construction of Phase I of the Twangiza Gold Project

Banro reports progress in all aspects of planning and preparation for the construction of “Phase I” at the Twangiza project, including staffing and logistics, detailed plant design and layout, access road planning, power and fuel supply, raw water supply and tailings management. The preparation for shipping of the gold plant from Australia to site is well-advanced, with the refurbishment in Australia of plant components nearing completion. Design for the enhanced throughput of the plant from 1 mtpa to 1.3 mtpa has been completed; additional parts as required will be manufactured and shipped from South Africa. Resettlement work, which is being conducted in partnership with the community and provincial authorities, has begun with the construction of a temporary access road and fresh water supply to one of the host sites. The Company plans to begin mobilizing equipment at Twangiza by year-end in order to facilitate commencement of construction activities in February 2010, following the peak rainy season.

The Company also reports progress with respect to arranging debt financing through Standard Chartered Bank, which is the exclusive debt finance advisor for the Twangiza project. It is planned that this process will be concluded by early June 2010. Completion of the Twangiza “Phase I” project and the first pouring of gold is scheduled for December 22, 2011.

Exploration Activities

The Company began a diamond drilling program in October on the Twangiza West flanking structure, where rock sampling and auger drilling results indicate the potential for economic mineralization occurring over a strike length of approximately 1 kilometre, immediately west of the Twangiza Main pit. The initial drilling program comprises 12 holes (1,485 metres) on six 80-metre spaced lines covering the most promising 400 metres of strike.

Meanwhile, exploration continues at several prospective sites at the Twangiza project. As a result of ongoing soil, rock chip and channel sampling activities and auger drilling, diamond drilling programs have been planned for the Twangiza East flanking structure, lying immediately east of the Twangiza Main pit, and the Kaziba Prospect. Fieldwork is also progressing at the recently discovered Ntula workings, the Kakeru Grid, the Karhundu area and a Radiometric

Anomaly within close proximity of Twangiza. Future fieldwork and drilling programs are planned for the Mufwa and Tshondo prospects.

Additional information with respect to the Twangiza project is contained in the technical report of SENET dated July 17, 2009 and entitled “Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo.” A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Person

Daniel K. Bansah, who is a Chartered Professional and Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M), the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, the Company is commencing construction of “phase one” of its flagship Twangiza project and to that end has acquired a gold plant capable of treating 1.3 million tonnes of ore per year. Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production, estimates and/or assumptions in respect of production and costs, future financings, potential mineralization, exploration results, potential mineral resources and mineral reserves, projected timing of possible production and the Company’s exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing needed in the future; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza study and mine plan; failure to establish estimated mineral resources or mineral reserves (the mineral resource and mineral reserve figures for Twangiza are estimates and no assurances can be given that the indicated levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries for Twangiza being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company’s activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 30, 2009 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.